SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

NOMINATION OF CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the Official Annual Letter 2022 CVM/SEP, of February 24, 2022, hereby informs its shareholders and the market in general, that the Company received, through mail dated March 23, 2022, the nomination of the following candidates for the Board of Directors and the Fiscal Council.

Board of Directors

•	Marcelo Munhoz Auricchio, Brazilian, married, from the industrial sector, enrolled under individual taxpayer (CPF/MF) number 064.279.098-19.

Fiscal Council

•	Maria Elvira Lopes Gimenez, Brazilian, divorced, economist, enrolled under individual taxpayer (CPF/MF) number 136.012.018-10 (sitting member);
•	Massao Fábio Oya, Brazilian, married, accountant, enrolled under individual taxpayer (CPF/MF) number 297.396.878-06 (alternate member).

All candidates will be included in the candidate list for the separate election of Board of Directors and sitting and alternate members to the Company’s Fiscal Council, pursuant to provisions of Articles 239 and 240 of Law 6,404/76, which will be resolved upon at the Annual and Extraordinary Shareholders Meeting to be held at 11:00 a.m. on April 28, 2022, exclusively online.

The CVs and other information about the nominated candidates, according to items 12.5 to 12.10 of the Reference Form, pursuant to Article 10, item I, of CVM Instruction 481/2009, are part of this notice to shareholders in the form of Attachment I.

São Paulo, March 30, 2022.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

ATTACHMENT I

INFORMATION ON THE CANDIDATES NOMINATED FOR THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL

(ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM)

BOARD OF DIRECTORS
12.5(a) Name	Marcelo Munhoz Auricchio
12.5(b) Date of Birth	09/01/1970
12.5(c) Profession	Industrial
12.5(d) CPF or passport number	064.279.098-19
12.5(e) Elective position occupied	Board of Directors
12.5(f) Expected election date	04/28/2022
12.5(g) Expected date of office	05/06/2022
12.5(h) Office term	Until the Annual Shareholders Meeting of 2024
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Yes, pursuant to articles 16, 17 and 25 of the Novo Mercado Regulation and article 22 of Law 13,303/2016.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations	Brazilian, graduated in Technology in Entrepreneurial Management and Electronics from Universidade Paulista, resident and domiciled in the city of São Paulo. He has more than 36 years of experience in the industrial area and has made a career at the Mahle Metal Leve Group. Works as Entrepreneur in the Automation area, Partner and Safety / Robotics Director of the Módena Contric Group (sector of activity: Industrial Automation and Robotics). He was an Alternate Member of the Fiscal Council of Grupo Unipar in 2017 and has been a member of the Board of Directors of the Eternit Group for 10 years (since 2011). He acquired skills, capacity and knowledge that allows him to contribute to the most diverse matters and strategies that are dealt with in the Board he participates, such as turnaround, production systems, environmental, social and corporate governance, capital structure, sale of assets, financial restructuring of companies in crisis, including judicial recovery and succession of executives. He has international experience in the development and acquisition of new technologies, approval and startup of machines and equipment (Holland, Germany, Italy, France, England and Slovakia). In 2018, he created the Operations Committee of the Eternit group where he led the Board in the complex moment of replacing Chrysotile Asbestos with alternative fibers, because in 2017 the Company suffered an important setback in a legal matter that banned the use of Chrysotile Asbestos in Brazil and in the year following as a consequence taking it to a Judicial Reorganization Process. The 49% increase in operating results obtained in the period were decisive for the company to be able to exit Judicial Recovery in 2022.
12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.	In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

FISCAL COUNCIL
12.5(a) Name	Maria Elvira Lopes Gimenez
12.5(b) Date of Birth	05/18/1970
12.5(c) Profession	Economist
12.5(d) CPF or passport number	136.012.018-10
12.5(e) Elective position occupied	Fiscal Council (sitting)
12.5(f) Expected election date	04/28/2022
12.5(g) Expected date of office	05/05/2022
12.5(h) Office term	Until the Annual Shareholders Meeting of 2023
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	1

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations	Bachelor in Economic Sciences, with specialization in Corporate Governance, with a focus on performance in Fiscal Councils of Publicly Held Companies. Since 2015, she has been a member of Fiscal Councils of Public and Privately Held Corporations. She is currently a member of the Fiscal Council of: Companhia de Saneamento Básico do Estado de São Paulo — SABESP, WLM Participações and Comercio de Máquinas e Veículos S.A. and Minupar Participações S.A., alternate member of the Fiscal Council of the following companies: WhirIpool S.A., Bicicletas Monark S.A., Pettenati Indústria Têxtil S.A., Tronox Pigmentos do Brasil S.A., Companhia de Ferro Ligas da Bahia — Ferbasa, Rossi Residencial S.A. and Centro de Diagnósticos S.A. Previously, she was a member of the Fiscal Council of AES Tietê S.A., Alternate Member of the Fiscal Council of Companhia Providência Ind. and with. S.A., Eucatex S.A., São Martinho S.A., Companhia de Saneamento Básico do Estado de São Paulo/ Sabesp. and Whirlpool S.A. From 2013 to 2019, she worked at Soluções Governança Corporativa e Consultoria Ltda/Jorge Lepeltier Consultores Associados, in financial and administrative coordination and providing business advisory services in the corporate governance area, especially in the work on Fiscal Councils as a sitting and alternate member, of companies with notoriety in the market.
12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.	In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

FISCAL COUNCIL
12.5(a) Name	Massao Fábio Oya
12.5(b) Date of Birth	11/07/1981
12.5(c) Profession	Accountant
12.5(d) CPF or passport number	297.396.878-06
12.5(e) Elective position occupied	Fiscal Council (alternate)
12.5(f) Expected election date	04/28/2022
12.5(g) Expected date of office	05/05/2022
12.5(h) Office term	Until the Annual Shareholders Meeting of 2023
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No

12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	1
12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations	Accountant, specialized in Corporate Governance, with a focus on performance in Fiscal Councils and Management of Publicly Held Companies. He is currently a member of the Fiscal Council of the following companies: Centro de Imagem Diagnósticos S.A. (since April 2021); Companhia de Ferro Ligas da Bahia — Ferbasa (since April 2017), Rossi Residencial S.A. (since April 2017), Tronox Pigmentos do Brasil S.A. (since April 2013), Whirlpool S.A. (since April 2021 and from April 2018 to July 2020) and Bicicletas Monark S.A. (since April 2015), also he has being an Alternate Fiscal Council Member of: Schulz S A. (since April 2017), Tupy S.A. (since May 2020), Mahle Metal Leve S.A. (since May 2020) and Companhia de Saneamento do Estado de São Paulo/Sabesp (since April 2021). Currently, he is also a member of the Board of Directors of Pettenati Indústria Têxtil S.A. (since October 2018) and Minupar Participações S.A. (since June 2021). Previously, he was a member of the Fiscal Council of the following companies: TIM Participações S.A. (from September 2011 to January 2012 and from March 2012 to April 2012), Companhia de Saneamento do Paraná — Sanepar (from April 2011 to April 2012), Wetzel S.A. (from April 2011 to April 2012), Bardella S.A — Indústrias Mecânicas (from April 2013 and to April 2015), General Shopping S.A. (from October 2012 to April 2013), Companhia Providência Ind. and Commerce (from April 2014 to March 2016), Companhia Paranaense de Energia — COPEL (from April 2015 to April 2017 and from April 2010 to April 2011), Companhia de Saneamento do Estado de São Paulo/ Sabesp (from April 2015 to April 2017 and from April 2013 to April 2014), Pettenati Indústria Têxtil S.A. (from October 2014 to October 2018), HM Participações e Comércio de Máquinas e Veículos S.A. (from October 2011 to April 2020), Eucatex S.A. — Indústria e Comércio (from June 2019 to July 2020 and from April 2015 to April 2016), São Martinho S.A. (from July 2017 to July 2020) and Banrisul - Banco do Estado do Rio Grande do Sul S.A. (from April 2017 to February 2021). From 2009 to 2019, he worked at Soluções Governança Corporativa e Consultoria Ltda (Associate from 2009 to 2013 and Partner from 2013 to 2019), providing business advisory services in the accounting, corporate and corporate governance areas.

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.	In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6.       In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Fiscal Council	Meetings held by the Fiscal Council since the member took office	Percentage of member’s participation in meetings held after taking office
Maria Elvira Lopes Gimenez	16	100%
Massao Fábio Oya	0	-

12.7. Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Not applicable as candidates are not members of the Company's committees.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates are not members of the Company's committees.

12.9. Inform the existence of a marital relationship, stable union or kinship to the second degree between the candidates and:

a. the issuer’s management

b. (i) the issuer’s management and (ii) the management of direct or indirect subsidiaries of the issuer;

c. (i) the issuer’s management and the management of direct and indirect subsidiaries and (ii) direct and indirect controlling shareholders;

d. (i) issuer’s management and (ii) the management of the issuer’s direct and indirect subsidiaries.

There are no marital relationships, stable marriages or kinship up to the second degree between the candidates and: a) the Company’s management; b) management of direct and indirect subsidiaries; c) direct and indirect controlling shareholders and d) the management of the Company’s direct or indirect subsidiaries.

12.10. Relations involving subordination, service provision or control in the last 3 fiscal years between the issuer's management and:

a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, its full capital stock;

b. direct or indirect controller of the issuer;

c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidate for the Board of Directors has not been involved in any kind of subordination, services or controlling relationships with the entities mentioned in items (a), (b) and (c) above, in the last 3 fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 20, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.